ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 28, 2006

06017267

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2006 OCT -3 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Lodgement with Australian Stock Exchange:
28 September 2006 (ASX – Announcement & Media Release – Activity Update)

dlw 10/3

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 September 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Good progress on rig assembly – spud expected early next week.

Good progress has been made in assembling Great Wall Rig GWD #172 paving the way for a likely spud early next week. The newly manufactured rig has been imported from China by Neumin Production Company, Inc and is currently being assembled by Chinese engineers. Once assembled and tested the rig will drill the Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9-9.69%)
Chesapeake well to be completed for gas production

The Welder Ranch A2 well being drilled under a farm out arrangement with Chesapeake Exploration Limited Partnership has reached a total depth of 13,200 feet and has been logged. Whilst no pay was observed in the primary objective a secondary zone at 10,300 feet appears gas productive and the well has been set up for a future completion.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

FAR farmed out its proportionate share in AMI acreage (excluding the Vaquero #1 and #2wells) to Chesapeake Exploration Limited Partnership for the drilling of two (2) wells to test the Middle Wilcox formation. The farm out provides FAR with a 25% carry to casing point (in respect of its proportionate share) and be subject to the Chesapeake JOA and letter agreement with Dune (i.e. FAR will have 2.25% of any completed well). There are approximately 530 net mineral acres within the AMI area affected by the farm out.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well.

Eagle Project, Kings County, California (FAR 15%)
Workover Rig on location for Production testing

A deep workover rig is on location conducting production testing of the Eagle North-1 well. An ASX release on the results of the production testing will be made at the completion of production testing.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Production testing in progress

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au